EXHIBIT 99.1

Lifeway Foods, Inc. For Immediate Release

Lifeway Foods Reports 4th Quarter and Twelve Months Ended December 31, 2009 Results

-	Q4 2009 Sales Up 37%; Total 2009 Sales Up 31%

-	Total Q4 2009 EPS $.01 vs. $.04 Loss per Share in Q4 2008

-	Total 2009 EPS $.33 vs. $.11 in 2008

Morton Grove, IL—March 31, 2010—Lifeway Foods, Inc., (Nasdaq: LWAY), makers of a nutritious, probiotic dairy beverage called Kefir, announced today for the fourth quarter ended December 31, 2009, total consolidated sales increased by $3,890,952, (approximately 37%) to $14,466,495 from $10,575,543 during the same three month period in 2008.

This increase is primarily attributable to increased sales and awareness of Lifeway’s flagship line, Kefir, as well as ProBugs® Organic Kefir for kids.  Additionally, Lifeway recorded revenues from its February 6, 2009 acquisition of Fresh Made Dairy.  Included in the total group sales was approximately $2,210,000 of revenue related to this acquisition and recorded during the fourth quarter of 2009.

Cost of goods sold as a percentage of sales was approximately 79% during the fourth quarter 2009, compared to about 82% during the same period in 2008. The decrease was primarily attributable to the decreased cost of conventional milk, our largest raw material.

Additionally, as part of Lifeway’s growth strategy, the company increased its product sampling and demonstration activities, couponing, and other promotional initiatives in the fourth quarter 2009, when compared to the same period in 2008, which has an impact on cost of goods sold.  During the fourth quarter 2009, the company also increased a reserve account for these types of promotional expenses off invoice from $75,000 during the fourth quarter 2008 to $250,000 during the fourth quarter 2009.

Even though the cost of conventional milk was lower in the fourth quarter 2009 compared to the same period a year ago, the cost of organic milk and other organic raw material ingredients increased approximately 10% during this same period.  In the fourth quarter 2009, amount of organic products sold comprised approximately 35% of Lifeway’s total sales.  These products include Lifeway’s Organic Kefir, Lifeway’s Organic ProBugs kids Kefir, and Lifeway’s Helios Organic Kefir lines.

Operating expenses as a percentage of sales was approximately 21% during the fourth quarter 2009, compared to about 19% during the same period in 2008.  This increase is primarily attributable to a 111% increase in amortization expense, a non cash expense, related to the February 6, 2009 acquisition of Fresh Made Dairy.

Total other expenses for the fourth quarter 2009 were $26,497, compared with total other expenses of $1,252,744 during the same period in 2008.  This decrease is primarily attributable to a higher realized loss on the sale of marketable securities, as well as an impairment of marketable securities during the fourth quarter 2008, when compared to the same period in 2009.  During the fourth quarter 2009, the company realized losses in the amount of $4,178 and had no impairment to securities.  During the fourth quarter 2008, the company realized losses in the amount of $587,243 and recognized an impairment to marketable securities in the amount of $687,971.

Total net income for the group was $119,593, or $.01 per share for the fourth quarter 2009, compared with a net loss of $742,965, or $.04 per share loss in the same period in 2008.

For the twelve months ended December 31, 2009, total consolidated sales for the group increased by $13,654,423 (approximately 31%) to $58,115,878 from $44,461,455 during the same twelve month period in 2008.  Lifeway recorded revenues from its February 6, 2009 acquisition of Fresh Made Dairy.  Included in the total group sales was approximately $7,943,600 of revenue related to this acquisition and recorded during the twelve-month period ended December 31, 2009.

Cost of goods sold as a percentage of sales excluding depreciation expense was approximately 62% in 2009, compared to about 70% in 2008.  The decrease was primarily attributable to the decreased cost of conventional milk, our largest raw material, and the cost of transportation and other petroleum based production supplies.

Operating expenses as a percentage of sales was approximately 21% in 2009, compared to about 19% in 2008.  This increase is primarily attributable to the increase in professional fees related to the February 6, 2009 acquisition of Fresh Made Dairy and a 112% increased amortization expense, a non cash expense, also related to the Fresh Made Dairy acquisition.   Many of the acquisition related professional fees are non recurring expenses.  Additionally, selling expenses during 2009 rose 46% from 2008 as the company increased it marketing and advertising budget during 2009.

Total net income for the group was $5,569,702, or $.33 per share for the twelve months ended December 31, 2009, compared with $1,912,275, or $.11 per share in the same period in 2008.

Net cash provided by operating activities was $7,603,061 during the twelve months ended December 31, 2009, which is an increase of $2,869,401 compared to $4,733,660 of net cash provided by operating activities during the same period in 2008.  This increase is primarily attributable to the increase in net income of $3,657,427.

Julie Smolyansky, CEO commented, “We are extremely pleased at our 2009 results as the year was a very exciting one for us.  We had another record year for both revenue and earnings growth and we completed the purchase of our top competitor in the space.  We also completed the opening of two new Starfruit retail shops.  These shops have proven to be great new way for us to bring Kefir to a whole new market and demographic of people not previously exposed to our products and probiotics.”

Smolyansky added, “2010 looks to be another milestone year in our company’s history as we continue to add and develop new and innovative products that will help drive our growth.  This continued growth is already evident by our first quarter 2010 revenues, which will near $16 million, but more importantly is, the last 11 weeks of this first quarter which ends today, our weekly sales are now averaging $1.35 million.  Our product input costs also continue to remain somewhat flat when compared to last year.  The cost of conventional milk was up slightly during the first quarter 2010 when compared to the fourth quarter in 2009, but has since begun to steadily decline, with April 2010 prices near historic lows.  These lower raw material costs, along with our continued efforts to streamline our production capabilities and cut production costs, should allow us to be able to fund our growing marketing and advertising effots.”

About Lifeway Foods
Lifeway, recently named Fortune Small Business' 97th Fastest Growing Small Business, and one of only 4 companies to ever be named to the list four straight years in a row, is America's leading supplier of the cultured dairy product known as kefir, and now America’s only supplier of Organic Kefir. Lifeway Kefir is a dairy beverage that contains Lifeway's exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these "friendly" cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, Greek-style kefir, a children’s line of organic kefir products called ProBugs (TM) in a no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It's Pudding!.

Live conference calls will now be on an annual basis to discuss fiscal full year results.  For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net .

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008

Sales	58,115,878	44,461,455

Cost of goods sold	36,083,553	30,926,114
Depreciation expense	1,134,404	777,715

Total cost of goods sold	37,217,957	31,703,829

Gross profit	20,897,921	12,757,626

Selling Expenses	5,987,917	4,098,176
General and Administrative	5,294,550	4,149,010
Amortization expense	676,786	319,446

Total Operating Expenses	11,959,253	8,566,632

Income from operations	8,938,668	4,190,994

Other income (expense):
Interest and dividend income	199,047	343,329
Rental Income	35,240	48,886
Interest expense	(442,703)	(298,619)
Impairment of marketable securities	---	(958,879)
Loss on Disposition of Equipment	(2,826)	---
Loss on sale of marketable
securities, net	(278,474)	(733,647)
Total other income (Expense)	(489,716)	(1,598,930)

Income before provision for
income taxes	8,448,952	2,592,064

Provision for income taxes	2,879,250	679,789

Net income	$5,569,702	$1,912,275

Basic and diluted earnings per
common share	0.33	0.11

Weighted average number of
shares outstanding	16,798,164	16,765,080

	Years Ended
	December 31,	December 31,
	2009	2008

Cash flows from operating activities:
Net income	$5,569,702	$1,912,275
Adjustments to reconcile net income to net
cash flows from operating activities, net of acquisition:
Depreciation and amortization	1,811,190	1,092,995
Loss on sale of marketable securities, net	278,474	733,647
Loss on disposition of assets	2,825	---
Impairment of marketable securities	---	958,879
Deferred income taxes	389,754	(509,386)
Treasury stock issued for compensation	144,636	96,968
(Decrease) Increase in allowance for doubtful accounts	(75,000)	70,551
(Increase) decrease in operating assets:
Accounts receivable	(612,915)	(626,754)
Other receivables	(7,758)	2,797
Inventories	173,419	409,012
Refundable income taxes	(475,635)	(115,536)
Prepaid expenses and other current assets	9,506	(1,973)
Increase in operating liabilities:
Accounts payable	298,800	665,942
Accrued expenses	96,063	44,243
Checks written in excess of bank balances	342,976
Net cash provided by operating activities	7,603,061	4,733,660

Cash flows from investing activities:
Purchases of marketable securities	(6,156,682)	(5,782,452)
Sale of marketable securities	6,928,321	5,323,423
Increase in margin	---	---
Purchases of property and equipment	(1,766,280)	(2,157,315)
Acquisition of Fresh Made, net of cash acquired	(11,042,546)	---
Net cash used in investing activities	(12,037,187)	(2,616,344)

Cash flows from financing activities:
Checks written in excess of bank balances	$342,976	---
Proceeds of note payable	9,353,504	---
Purchases of treasury stock, net	(905,607)	(1,239,488)
Repayment of notes payable	(4,003,588)	(1,196,465)
Net cash (used in) provided by financing activities	4,787,285	(2,435,953)

Net increase (decrease) in cash and cash equivalents	353,159	(318,637)

Cash and cash equivalents at the beginning of the period	277,248	595,885

Cash and cash equivalents at the end of the period	$630,407	$277,248